Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

June 6, 2025

VIA EDGAR CORRESPONDENCE

Emily Rowland
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Ms. Rowland:

This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Registrant” or “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on April 2, 2025 (the “Registration Statement”). The Registration Statement relates to the FT Vest Laddered Enhance & Moderate Buffer ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.

Please provide responses to all of the Staff’s comments on EDGAR at least five business days before the effective date of the Registration Statement. Once the correspondence is filed, please provide notice by email and include a redline showing any changes.

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statement, that it will update the series of class identifiers on EDGAR to reflect the ticker symbol, when available, and that it will provide the Staff with a response letter in the form of correspondence at least five business days before effectiveness. The Registrant further confirms it will provide a copy of the correspondence and corresponding redline of the Registration Statement to the Staff once filed.

Comment 2 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

Under normal market conditions, the Fund will invest substantially all of its assets in the Underlying ETFs, which seek to provide investors with returns (before fees and expenses) of approximately twice any positive price return of SPY, up to a predetermined upside cap, while providing a buffer (before fees and expenses) against the first 15% of SPY losses, over a defined one-year period.

Please consider enhancing this disclosure to align with similar disclosure in the “Enhanced Return Risk” set forth in the section entitled “Principal Risks.”

Response to Comment 2

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 3 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

Each Underlying ETF’s website provides important information (including Target Outcome Period start and end dates and the cap (both gross and net of fees) and buffer both at the start of the Underlying ETF’s Target Outcome Period and on any particular day relative to the end of the Target Outcome Period).

Please consider inserting “(both gross and net of fees)” after “buffer.”

Response to Comment 3

The Registrant respectfully declines to add the requested disclosure. As previously discussed with the Staff, returns after application of the buffers of the Underlying ETFs are reduced by fees and expenses. However, the buffer itself represents a fixed level of protection against losses, and this level does not change based on fees. For example, the Underlying ETFs provide a 15% buffer. The buffer provided to investors in the Underlying ETFs will always be 15%, irrespective of fees and expenses, but the returns to investors after application of the buffer will be reduced by fees and expenses. Therefore, the Registrant believes that the current disclosure accurately reflects the operation of the buffer for the Underlying ETFs, but for clarity, will add disclosure noting that the buffer of each Underlying ETF is before taking into account the Underlying ETF’s fees and expenses charged to its shareholders. The Registrant further confirms that the reference to “(both gross and net of fees)” as describing the buffer will be removed from the corresponding disclosure in the registration statement for the FT Vest Laddered Max Buffer ETF.

Comment 4 – Principal Risks

The Staff notes the following disclosure in “Capped Upside Risk” set forth in the section entitled “Principal Risks”:

An investor like the Fund that holds Underlying ETF shares through multiple Target Outcome Periods may fail to experience gains comparable to those of SPY over time because at the end of each Target Outcome Period, a new cap will be established based on the then current price of SPY and any gains above the prior cap will be forfeit. Moreover, the annual imposition of a new cap on future gains may make it difficult to recoup any losses from prior Target Outcome Periods such that, over multiple Target Outcome Periods, the Underlying ETFs may have losses that exceed those of SPY.

Please consider using this disclosure to enhance the similar disclosure set forth in the section entitled “Principal Investment Strategies.”

Response to Comment 4

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 5 – Principal Risks

The Staff notes “Current Market Conditions Risk” set forth in the section entitled “Principal Risks”:

As a means to fight inflation, which remains at elevated levels, the Federal Reserve and certain foreign central banks have raised interest rates; however, the Federal Reserve has recently lowered interest rates and may continue to do so.

Please consider updating this disclosure to reflect the current interest rate environment.

Response to Comment 5

The Registrant has thoughtfully considered the Staff’s comment and respectfully declines to revise the disclosure as it believes the disclosure as currently stated is accurate and appropriate for investor comprehension. However, the Registrant will continue to monitor for any necessary revisions to the disclosure.

Comment 6 – Principal Risks

Please consider adding a risk disclosure relating to “New Fund Risk.”

Response to Comment 6

Pursuant to the Staff’s comment, a “New Fund Risk” has been added to the section entitled “Principal Risks.”

Comment 7 – Additional Information on the Fund’s Investment Objective and Strategies

The Staff notes the following disclosure set forth in the section entitled “Additional Information on the Fund’s Investment Objective and Strategies—The Underlying ETFs”:

There is no guarantee that the final cap set for a Target Outcome Period will be within the anticipated cap range.

Please supplementally explain what the “anticipated cap range” is referring to.

Response to Comment 7

The Registrant notes that each Underlying ETF notifies its shareholders of an anticipated cap range for the upcoming Target Outcome Period approximately one week before the start of that period. This anticipated cap range represents the expected cap for the Underlying ETF during the next Target Outcome Period and is determined based on market data from the preceding 10 days.

Comment 8 – Additional Information on the Fund’s Investment Objective and Strategies

The Staff notes the disclosure in the third bullet point set forth in the section entitled “Additional Information on the Fund’s Investment Objective and Strategies—Buffer and Cap.” Please consider revising this disclosure to align with the same bullet point disclosure set forth in other similar target outcome funds (e.g., FT Vest Laddered Max Buffer ETF).

Response to Comment 8

In accordance with the Staff’s comment, the disclosure has been revised as follows:

“In the graph above, the dotted line represents SPY’s performance, and the blue and orange lines represent the hypothetical return profile (before fees and expenses) sought by the Underlying ETF in relation to SPY’s indicated performance. The blue line rising above 0% represents approximately twice the price return of SPY and the orange line represents the 15% buffer.”

Comment 9 – Statement of Additional Information

The Staff notes the lack of disclosure relating to FLEX Options and related risks in the section entitled “Investment Risks.” Please consider adding such risk disclosure to this section.

Response to Comment 9

The Registrant has considered the Staff’s comment and respectfully declines to add back risk disclosure relating to FLEX Options to the section entitled “Investment Risks” in the statement of additional information. The Registrant notes that risk disclosure regarding FLEX Options (which was previously disclosed in the statement of additional information) is now described in the Prospectus, which the Registrant believes is appropriate for investor comprehension.

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Please call me at (312) 845-3721 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon